FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

MortgageIT Securities Corp.	**0001305551**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, October 26, 2004, Series 2004-2	~~56-2486326~~ 333-119686

Name of Person Filing the Document
(If Other than the Registrant)

04047926

SEC MAIL PROCESSING
RECEIVED
NOV 01 2004
WASH. D.C. 185 SECTION

PROCESSED
NOV 03 2004
THOMSON
FINANCIAL

[TPW: NYLEGAL:279393.2] 20211-00008 10/27/2004 12:06 PM

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

MORTGAGEIT SECURITIES CORP.

By: ______________________________
Name: John R. Cuti
Title: Secretary

Dated: October 28, 2004

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

---

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

New Transaction

Computational Materials

$[XXX,XXX,000] (approximate)
MortgageIT Trust Series 2004-2

MortgageIT

MortgageIT Holdings, Inc.
Seller

Wells Fargo Bank, National Association
Master Servicer

MortgageIT Securities Corp.
Depositor

GMAC Mortgage Corporation
Sub-Servicer

October 19, 2004

The attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Mortgage Loan Characteristics

Aggregate Outstanding Principal Balance		$373,499,084	
Aggregate Original Principal Balance		$373,499,084	
Number of Mortgage Loans		1,310	
	Minimum	Maximum	Average (1)
Original Principal Balance	$48,000	$1,000,000	$285,114
Outstanding Principal Balance	$48,000	$1,000,000	$285,114
	Minimum	Maximum	Weighted Average (2)
Original Term (mos)	300	360	360
Stated remaining Term (mos)	300	360	360
Loan Age (mos)	0	6	0
Current Interest Rate	3.750%	6.500%	5.153%
Initial Interest Rate Cap	1.000%	6.000%	5.537%
Periodic Rate Cap	1.000%	2.000%	1.995%
Gross Margin	2.000%	2.875%	2.327%
Maximum Mortgage Rate	4.000%	16.875%	10.980%
Minimum Mortgage Rate	2.000%	2.875%	2.327%
Months to Roll	2	600	50
Original Loan-to-Value	12.76%	95.00%	74.44%
Credit Score (3)	621	816	731
	Earliest	Latest	
Maturity Date	10/01/29	11/01/34	

Lien Position	Percent of Mortgage Pool	Year of Origination	Percent of Mortgage Pool
1st Lien	100.00%	2004	100.00%
Occupancy		**Loan Purpose**	
Primary	85.76%	Purchase	58.28%
Second Home	3.23	Refinance - Rate/Term	15.99
Investment	11.01	Refinance - Cashout	25.73
Loan Type		**Property Type**	
ARM	100.00%	Single Family	79.99%
		Townhouse	0.18
Amortization Type		Condominium	9.52
Fully Amortizing	21.62%	Two- to Four-Family	4.54
Interest Only	78.38	Planned Unit Development	21.42

(1) Sum of Principal Balance divided by total number of loans.

(2) Weighted by Outstanding Principal Balance.

(3) Minimum and Weighting only for loans with scores.

Mortgage Rates

Range of Mortgage Rates	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
3.501% to 4.000%	9	$3,350,700	0.90%	3.909%	733	$372,300	72.42%	86.93%
4.001% to 4.500%	97	29,060,827	7.78	4.384	739	299,596	73.71	81.53
4.501% to 5.000%	437	129,737,900	34.74	4.849	739	296,883	72.28	61.91
5.001% to 5.500%	546	146,096,916	39.12	5.309	731	267,577	75.12	38.48
5.501% to 6.000%	194	56,650,378	15.17	5.737	715	292,012	77.28	32.03
6.001% to 6.500%	27	8,602,363	2.30	6.302	705	318,606	79.94	14.60
Total:	**1,310**	**$373,499,084**	**100.00%**	**5.153%**	**731**	**$285,114**	**74.44%**	**48.88%**

As of the Cut-off Date, Mortgage Rates borne by the Mortgage Loans ranged from 3.750% per annum to 6.500% per annum and the weighted average Mortgage Rate of the Rate Mortgage Loans was approximately 5.153% per annum.

Remaining Months to Stated Maturity

Range of Remaining Terms (Months)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
289 to 300	1	$441,000	0.12%	4.125%	652	$441,000	90.00%	100.00%
349 to 360	1,309	373,058,084	99.88	5.154	731	284,995	74.42	48.82
Total:	**1,310**	**$373,499,084**	**100.00%**	**5.153%**	**731**	**$285,114**	**74.44%**	**48.88%**

As of the Cut-off Date, the remaining term to stated maturity of the Mortgage Loans ranged from 300 months to 360 months and the weighted average term to stated maturity of the Mortgage Loans was approximately 360 months.

Original Mortgage Loan Principal Balances

Range of Original Mortgage Loan Principal Balances	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
$50,000 or less	1	$48,000	0.01%	6.125%	747	$48,000	80.00%	0.00%
$50,001 to $100,000	54	4,449,550	1.19	5.186	723	82,399	75.69	71.91
$100,001 to $150,000	156	19,933,100	5.34	5.202	727	127,776	75.91	63.94
$150,001 to $200,000	196	34,402,602	9.21	5.181	728	175,523	75.28	56.10
$200,001 to $250,000	206	46,471,539	12.44	5.159	728	225,590	75.78	46.12
$250,001 to $300,000	187	51,297,349	13.73	5.141	732	274,317	74.07	39.54
$300,001 to $350,000	187	60,805,401	16.28	5.106	731	325,163	72.88	42.22
$350,001 to $400,000	96	36,372,329	9.74	5.182	735	378,878	74.84	54.02
$400,001 to $450,000	59	25,282,430	6.77	5.157	737	428,516	76.38	52.83
$450,001 to $500,000	66	31,440,940	8.42	5.238	734	476,378	75.49	37.89
$500,001 to $550,000	36	18,883,844	5.06	5.087	725	524,551	76.14	52.63
$550,001 to $600,000	24	13,913,230	3.73	5.045	730	579,718	68.89	57.94
$600,001 to $650,000	22	13,978,170	3.74	5.199	744	635,371	75.55	49.88
$650,001 to $700,000	7	4,773,000	1.28	4.861	737	681,857	68.71	85.54
$700,001 to $750,000	2	1,446,250	0.39	5.565	738	723,125	74.55	100.00
$750,001 to $800,000	2	1,530,000	0.41	5.506	730	765,000	74.97	49.67
$850,001 to $900,000	3	2,627,500	0.70	5.079	733	875,833	76.25	67.17
$900,001 to $950,000	1	910,000	0.24	4.875	756	910,000	65.00	0.00
$950,001 to $1,000,000	5	4,933,850	1.32	5.147	709	986,770	64.03	40.05
Total:	**1,310**	**$373,499,084**	**100.00%**	**5.153%**	**731**	**$285,114**	**74.44%**	**48.88%**

As of the Cut-off Date, the outstanding principal balances of the Mortgage Loans ranged from approximately $48,000 to approximately $1,000,000 and the average outstanding principal balance of the Mortgage Loans was approximately $285,114.

Product Types

Product Types	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
6 Month LIBOR ARM	20	$6,705,267	1.80%	4.268%	740	$335,263	76.54%	86.25%
3 Year/6 Month LIBOR ARM	447	134,834,177	36.10	5.150	731	301,642	75.11	25.32
3 Year/1 Year LIBOR ARM	23	7,904,000	2.12	4.419	725	343,652	74.68	100.00
3 Year/1 Year CMT ARM	53	15,246,980	4.08	4.528	743	287,679	75.96	100.00
5 Year/6 Month LIBOR ARM	588	146,883,850	39.33	5.408	726	249,802	74.43	39.18
5 Year/1 Year LIBOR ARM	59	18,440,180	4.94	4.898	737	312,545	72.72	100.00
5 Year/1 Year CMT ARM	120	43,484,630	11.64	4.896	743	362,372	72.18	100.00
Total:	**1,310**	**$373,499,084**	**100.00%**	**5.153%**	**731**	**$285,114**	**74.44%**	**48.88%**

Adjustment Type

Adjustment Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
ARM	1,310	$373,499,084	100.00%	5.153%	731	$285,114	74.44%	48.88%
Total:	**1,310**	**$373,499,084**	**100.00%**	**5.153%**	**731**	**$285,114**	**74.44%**	**48.88%**

State Distributions of Mortgaged Properties

Geographic Distribution	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Alabama	2	$291,400	0.08%	5.229%	671	$145,700	77.16%	100.00%
Arizona	114	22,433,715	6.01	5.246	729	196,787	78.67	64.52
Arkansas	1	131,000	0.04	4.625	749	131,000	95.00	100.00
California	712	241,663,485	64.70	5.196	732	339,415	73.45	42.18
Colorado	64	13,779,260	3.69	5.013	732	215,301	76.76	59.66
Connecticut	6	2,657,200	0.71	4.880	720	442,867	71.18	70.27
Delaware	2	257,000	0.07	5.324	752	128,500	69.89	59.14
Florida	62	12,316,650	3.30	5.171	726	198,656	76.04	47.96
Georgia	4	622,750	0.17	5.028	718	155,688	75.07	84.91
Illinois	39	8,860,750	2.37	5.028	734	227,199	76.19	41.68
Indiana	1	120,650	0.03	5.625	722	120,650	95.00	0.00
Iowa	1	74,600	0.02	4.500	633	74,600	73.50	100.00
Kansas	1	50,800	0.01	5.500	688	50,800	79.38	100.00
Maryland	8	2,221,250	0.59	4.963	726	277,656	67.36	54.42
Massachusetts	17	5,864,200	1.57	5.030	738	344,953	70.08	83.24
Michigan	1	136,000	0.04	4.750	724	136,000	80.00	100.00
Minnesota	21	3,486,550	0.93	5.007	727	166,026	79.00	62.37
Missouri	2	147,000	0.04	5.525	708	73,500	82.20	56.05
Montana	2	426,400	0.11	5.040	811	213,200	80.00	100.00
Nevada	36	8,734,179	2.34	5.255	723	242,616	75.49	43.26
New Hampshire	4	833,400	0.22	5.184	717	208,350	80.49	74.08
New Jersey	11	4,046,750	1.08	4.676	741	367,886	70.70	81.33
New York	22	8,200,950	2.20	4.895	732	372,770	71.08	45.66
North Carolina	18	3,663,025	0.98	4.887	734	203,501	73.75	63.90
Ohio	1	172,000	0.05	5.250	747	172,000	80.00	0.00
Oklahoma	2	223,300	0.06	5.470	718	111,650	85.23	0.00
Oregon	4	688,020	0.18	5.089	696	172,005	79.99	51.16
Pennsylvania	5	1,019,750	0.27	5.008	695	203,950	76.15	56.58
Tennessee	2	404,000	0.11	5.366	686	202,000	82.32	100.00
Texas	55	9,778,200	2.62	5.050	727	177,785	78.50	77.57
Utah	5	1,338,700	0.36	5.025	698	267,740	76.04	100.00
Virginia	9	2,641,150	0.71	5.071	732	293,461	75.86	100.00
Washington	56	13,180,400	3.53	5.071	738	235,364	78.96	52.61
Wisconsin	20	3,034,600	0.81	4.935	730	151,730	79.19	89.30
Total:	**1,310**	**$373,499,084**	**100.00%**	**5.153%**	**731**	**$285,114**	**74.44%**	**48.88%**

(1) No more than approximately 0.78% of the Mortgage Loans will be secured by mortgaged properties located in any one zip code.

Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
50.00% or less	51	$15,293,550	4.09%	4.985%	744	$299,874	40.77%	35.99%
50.01% to 55.00%	32	7,895,100	2.11	5.021	724	246,722	52.90	38.22
55.01% to 60.00%	50	14,472,851	3.87	4.972	743	289,457	58.10	33.65
60.01% to 65.00%	95	31,519,080	8.44	4.976	733	331,780	63.55	35.28
65.01% to 70.00%	72	21,544,925	5.77	5.154	719	299,235	68.35	51.43
70.01% to 75.00%	127	42,266,424	11.32	5.235	721	332,806	73.98	50.76
75.01% to 80.00%	820	226,362,759	60.61	5.175	734	276,052	79.73	52.43
80.01% to 85.00%	13	3,518,728	0.94	5.537	717	270,671	84.63	28.28
85.01% to 90.00%	33	7,438,417	1.99	5.412	710	225,407	89.91	47.70
90.01% to 95.00%	17	3,187,250	0.85	5.148	714	187,485	94.76	71.53
Total:	1,310	$373,499,084	100.00%	5.153%	731	$285,114	74.44%	48.88%

As of the Cut-off Date, the Original Loan-to-Value Ratios of the Mortgage Loans ranged from 12.76% to 95.00%.

Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Purchase	783	$217,664,874	58.28%	5.152%	740	$277,988	78.13%	45.67%
Refinance - Cashout	314	96,113,895	25.73	5.229	717	306,095	70.30	48.47
Refinance - Rate Term	213	59,720,315	15.99	5.031	723	280,377	67.62	61.21
Total:	1,310	$373,499,084	100.00%	5.153%	731	$285,114	74.44%	48.88%

Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Single Family	828	$240,303,505	64.34%	5.140%	731	$290,222	74.04%	47.26%
Townhouse	4	668,120	0.18	5.242	736	167,030	79.81	63.49
Condominium	142	35,573,116	9.52	5.225	738	250,515	76.27	39.66
Two- to Four-Family	49	16,940,925	4.54	5.382	736	345,733	73.05	34.33
Planned Unit Development	287	80,013,418	21.42	5.110	730	278,792	75.06	60.79
Total:	1,310	$373,499,084	100.00%	5.153%	731	$285,114	74.44%	48.88%

Documentation

Documentation	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Full Documentation	662	$182,551,493	48.88%	5.002%	730	$275,758	75.53%	100.00%
Stated Income	532	156,254,611	41.84	5.320	733	293,712	76.31	0.00
No Documentation	77	21,072,595	5.64	5.096	732	273,670	57.02	0.00
No Ratio	39	13,620,385	3.65	5.345	729	349,241	65.18	0.00
Total:	**1,310**	**$373,499,084**	**100.00%**	**5.153%**	**731**	**$285,114**	**74.44%**	**48.88%**

Occupancy

Occupancy	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Primary	1,095	$320,316,179	85.76%	5.123%	729	$292,526	75.19%	50.95%
Investment	165	41,106,970	11.01	5.358	744	249,133	68.28	33.33
Second Home	50	12,075,935	3.23	5.235	739	241,519	75.33	46.70
Total:	**1,310**	**$373,499,084**	**100.00%**	**5.153%**	**731**	**$285,114**	**74.44%**	**48.88%**

The information set forth above with respect to occupancy is based upon representations of the related mortgagors at the time of origination.

Mortgage Loans Age Summary

Mortgage Loans Age (Months)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
0	1,281	$364,730,479	97.65%	5.157%	732	$284,723	74.39%	48.37%
1	8	2,602,350	0.70	4.599	709	325,294	80.29	79.85
2	5	1,603,750	0.43	5.417	744	320,750	76.36	100.00
3	6	2,360,120	0.63	5.001	732	393,353	71.98	62.42
4	3	683,700	0.18	4.932	702	227,900	64.10	48.08
5	6	1,198,685	0.32	4.948	705	199,781	82.00	26.71
6	1	320,000	0.09	5.375	709	320,000	80.00	100.00
Total:	**1,310**	**$373,499,084**	**100.00%**	**5.153%**	**731**	**$285,114**	**74.44%**	**48.88%**

As of the Cut-off Date, the weighted average age of the Mortgage Loans was approximately 0 months.

Original Prepayment Penalty Term

Original Prepayment Penalty Term	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
None	1,109	$323,157,399	86.52%	5.139%	732	$291,395	74.10%	50.14%
36 Months	174	44,027,283	11.79	5.212	730	253,030	76.44	38.98
60 Months	27	6,314,402	1.69	5.430	709	233,867	77.54	52.97
Total:	**1,310**	**$373,499,084**	**100.00%**	**5.153%**	**731**	**$285,114**	**74.44%**	**48.88%**

The weighted average prepayment penalty term at origination with respect to the Mortgage Loans having prepayment penalties is approximately 39 months.

Credit Scores

Range of Credit Scores	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
621 to 625	3	$998,920	0.27%	5.626%	623	$332,973	78.19%	100.00%
626 to 650	18	4,430,360	1.19	5.364	638	246,131	73.19	100.00
651 to 675	123	35,039,170	9.38	5.338	666	284,871	73.93	49.13
676 to 700	165	46,900,586	12.56	5.237	689	284,246	75.87	57.40
701 to 725	282	73,308,028	19.63	5.204	714	259,958	75.41	44.58
726 to 750	274	81,932,452	21.94	5.095	739	299,024	74.44	45.15
751 to 775	265	78,557,179	21.03	5.114	762	296,442	74.28	44.31
776 to 800	149	43,102,539	11.54	4.984	786	289,279	71.83	53.82
801 to 816	31	9,229,850	2.47	5.082	807	297,737	75.03	57.45
Total:	**1,310**	**$373,499,084**	**100.00%**	**5.153%**	**731**	**$285,114**	**74.44%**	**48.88%**

The Credit Scores of the Mortgage Loans that were scored as of the Cut-off Date ranged from 621 to 816 and the weighted average Credit Score of the Mortgage Loans that were scored as of the Cut-off Date was approximately 731.

Gross Margins

Range of Gross Margins	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
1.501% to 2.000%	8	$3,076,167	0.82%	4.029%	727	$384,521	77.67%	85.76%
2.001% to 2.500%	1,128	311,817,707	83.49	5.230	729	276,434	74.65	38.90
2.501% to 3.000%	174	58,605,210	15.69	4.799	743	336,812	73.15	100.00
Total:	**1,310**	**$373,499,084**	**100.00%**	**5.153%**	**731**	**$285,114**	**74.44%**	**48.88%**

As of the Cut-off Date, the Gross Margins for the Adjustable Rate Mortgage Loans ranged from 2.000% per annum to 2.875% per annum and the weighted average Gross Margin of the Adjustable Rate Mortgage Loans was approximately 2.327% per annum.

Maximum Mortgage Rates

Range of Maximum Mortgage Rates	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
3.501% to 4.000%	1	$440,800	0.12%	4.000%	709	$440,800	80.00%	100.00%
4.001% to 4.500%	2	772,750	0.21	4.261	746	386,375	80.00	63.67
4.501% to 5.000%	3	919,050	0.25	4.770	726	306,350	77.90	100.00
7.501% to 8.000%	1	199,150	0.05	6.000	704	199,150	94.99	0.00
8.501% to 9.000%	1	438,000	0.12	4.000	771	438,000	49.77	0.00
9.001% to 9.500%	12	4,360,267	1.17	4.449	739	363,356	71.98	100.00
9.501% to 10.000%	122	46,568,960	12.47	4.808	743	381,713	71.47	100.00
10.001% to 10.500%	106	29,798,660	7.98	4.640	736	281,119	73.71	83.62
10.501% to 11.000%	321	85,190,490	22.81	4.867	736	265,391	72.79	42.00
11.001% to 11.500%	514	137,221,166	36.74	5.315	731	266,967	75.16	34.50
11.501% to 12.000%	197	58,524,428	15.67	5.646	716	297,078	77.15	34.29
12.001% to 12.500%	27	8,602,363	2.30	6.302	705	318,606	79.94	14.60
16.001% to 16.500%	2	325,400	0.09	4.186	776	162,700	78.81	83.65
16.501% to 17.000%	1	137,600	0.04	4.875	703	137,600	80.00	100.00
Total:	**1,310**	**$373,499,084**	**100.00%**	**5.153%**	**731**	**$285,114**	**74.44%**	**48.88%**

As of the Cut-off Date, the Maximum Mortgage Rates for the Adjustable Rate Mortgage Loans ranged from 4.000% per annum to 16.875% per annum and the weighted average Maximum Mortgage Rate of the Adjustable Rate Mortgage Loans was approximately 10.980% per annum.

Next Rate Adjustment Date

Next Rate Adjustment Date	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
November 2004	5	$1,237,900	0.33%	4.994%	713	$247,580	74.73%	30.07%
February 2005	4	1,532,200	0.41	4.098	715	383,050	80.00	100.00
March 2005	2	886,250	0.24	4.484	743	443,125	77.82	100.00
April 2005	13	4,057,217	1.09	4.366	747	312,094	78.12	89.38
May 2005	1	53,200	0.01	4.500	731	53,200	72.88	0.00
October 2005	1	500,000	0.13	4.125	775	500,000	60.98	100.00
June 2007	1	136,000	0.04	4.750	724	136,000	80.00	100.00
July 2007	1	119,250	0.03	5.875	739	119,250	90.00	100.00
August 2007	1	524,450	0.14	5.000	692	524,450	80.00	0.00
September 2007	5	1,183,900	0.32	5.219	746	236,780	74.53	48.57
October 2007	451	135,864,790	36.38	5.062	730	301,252	75.07	37.12
November 2007	73	21,167,760	5.67	5.014	741	289,969	76.30	36.35
March 2009	1	320,000	0.09	5.375	709	320,000	80.00	100.00
April 2009	6	1,198,685	0.32	4.948	705	199,781	82.00	26.71
May 2009	3	683,700	0.18	4.932	702	227,900	64.10	48.08
June 2009	5	2,224,120	0.60	5.016	733	444,824	71.49	60.12
July 2009	4	1,484,500	0.40	5.380	744	371,125	75.27	100.00
August 2009	3	545,700	0.15	5.621	706	181,900	81.40	100.00
September 2009	17	2,966,650	0.79	5.653	722	174,509	78.65	48.94
October 2009	593	160,303,826	42.92	5.276	730	270,327	73.94	56.16
November 2009	118	35,792,636	9.58	5.169	734	303,327	72.25	58.28
September 2014	1	438,000	0.12	4.000	771	438,000	49.77	0.00
September 2054	1	278,350	0.07	5.875	709	278,350	84.99	0.00
Total:	**1,310**	**$373,499,084**	**100.00%**	**5.153%**	**731**	**$285,114**	**74.44%**	**48.88%**

Mortgage Loan Characteristics

Aggregate Outstanding Principal Balance		$208,653,088	
Aggregate Original Principal Balance		$208,653,088	
Number of Mortgage Loans		948	
	Minimum	Maximum	Average (1)
Original Principal Balance	$48,000	$620,000	$220,098
Outstanding Principal Balance	$48,000	$620,000	$220,098
	Minimum	Maximum	Weighted Average (2)
Original Term (mos)	360	360	360
Stated remaining Term (mos)	354	360	360
Loan Age (mos)	0	6	0
Current Interest Rate	3.875%	6.500%	5.147%
Initial Interest Rate Cap(4)	1.000%	6.000%	5.635%
Periodic Rate Cap(4)	1.000%	2.000%	1.996%
Gross Margin(4)	2.000%	2.875%	2.299%
Maximum Mortgage Rate(4)	4.500%	16.875%	11.062%
Minimum Mortgage Rate(4)	2.000%	2.875%	2.299%
Months to Roll(4)	2	600	51
Original Loan-to-Value	12.76%	95.00%	74.55%
Credit Score (3)	623	813	730
	Earliest	Latest	
Maturity Date	03/01/34	11/01/34	

Lien Position	Percent of Mortgage Pool	Year of Origination	Percent of Mortgage Pool
1st Lien	100.00%	2004	100.00%
Occupancy		**Loan Purpose**	
Primary	85.76%	Purchase	58.13%
Second Home	3.23	Refinance - Rate/Term	16.40
Investment	11.01	Refinance - Cashout	25.47
Loan Type		**Property Type**	
ARM	100.00%	Single Family	62.05%
		Townhouse	0.32
Amortization Type		Condominium	12.06
Fully Amortizing	22.73%	Two- to Four-Family	3.97
Interest Only	77.27	Planned Unit Development	21.60

(1) Sum of Principal Balance divided by total number of loans.

(2) Weighted by Outstanding Principal Balance.

(3) Minimum and Weighting only for loans with scores.

Mortgage Rates

Range of Mortgage Rates	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
3.501% to 4.000%	5	$1,388,900	0.67%	3.917%	735	$277,780	71.31%	100.00%
4.001% to 4.500%	69	15,492,277	7.42	4.388	732	224,526	73.37	71.07
4.501% to 5.000%	311	68,868,357	33.01	4.858	739	221,442	72.70	51.17
5.001% to 5.500%	424	93,808,644	44.96	5.302	727	221,247	74.56	43.05
5.501% to 6.000%	123	25,889,640	12.41	5.734	717	210,485	79.27	35.95
6.001% to 6.500%	16	3,205,270	1.54	6.257	722	200,329	82.72	7.49
Total:	**948**	**$208,653,088**	**100.00%**	**5.147%**	**730**	**$220,098**	**74.55%**	**46.76%**

As of the Cut-off Date, Mortgage Rates borne by the Mortgage Loans ranged from 3.875% per annum to 6.500% per annum and the weighted average Mortgage Rate of the Rate Mortgage Loans was approximately 5.147% per annum.

Remaining Months to Stated Maturity

Range of Remaining Terms (Months)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
349 to 360	948	$208,653,088	100.00%	5.147%	730	$220,098	74.55%	46.76%
Total:	**948**	**$208,653,088**	**100.00%**	**5.147%**	**730**	**$220,098**	**74.55%**	**46.76%**

As of the Cut-off Date, the remaining term to stated maturity of the Mortgage Loans ranged from 354 months to 360 months and the weighted average term to stated maturity of the Mortgage Loans was approximately 360 months.

Original Mortgage Loan Principal Balances

Range of Original Mortgage Loan Principal Balances	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
$50,000 or less	1	$48,000	0.02%	6.125%	747	$48,000	80.00%	0.00%
$50,001 to $100,000	53	4,367,150	2.09	5.182	723	82,399	75.61	71.38
$100,001 to $150,000	151	19,272,300	9.24	5.189	729	127,631	75.77	64.01
$150,001 to $200,000	185	32,351,002	15.50	5.155	729	174,870	74.90	55.09
$200,001 to $250,000	205	46,270,589	22.18	5.159	728	225,710	75.76	46.32
$250,001 to $300,000	182	49,895,797	23.91	5.139	733	274,153	74.00	40.06
$300,001 to $350,000	162	52,252,250	25.04	5.093	731	322,545	72.95	41.27
$350,001 to $400,000	3	1,135,100	0.54	5.570	703	378,367	80.49	31.24
$400,001 to $450,000	2	843,000	0.40	5.440	734	421,500	77.09	50.65
$450,001 to $500,000	1	460,000	0.22	5.500	753	460,000	80.00	0.00
$500,001 to $550,000	1	530,400	0.25	5.000	713	530,400	80.00	100.00
$600,001 to $650,000	2	1,227,500	0.59	5.626	749	613,750	74.40	0.00
Total:	**948**	**$208,653,088**	**100.00%**	**5.147%**	**730**	**$220,098**	**74.55%**	**46.76%**

As of the Cut-off Date, the outstanding principal balances of the Mortgage Loans ranged from approximately $48,000 to approximately $620,000 and the average outstanding principal balance of the Mortgage Loans was approximately $220,098.

Product Types

Product Types	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
6 Month LIBOR ARM	11	$2,248,717	1.08%	4.446%	746	$204,429	75.91%	78.48%
3 Year/6 Month LIBOR ARM	310	70,456,116	33.77	5.040	730	227,278	75.16	29.97
3 Year/1 Year LIBOR ARM	11	2,479,300	1.19	4.407	731	225,391	76.18	100.00
3 Year/1 Year CMT ARM	40	8,899,480	4.27	4.510	730	222,487	77.42	100.00
5 Year/6 Month LIBOR ARM	487	106,089,800	50.85	5.337	729	217,844	74.19	42.26
5 Year/1 Year LIBOR ARM	36	7,206,650	3.45	4.992	744	200,185	75.05	100.00
5 Year/1 Year CMT ARM	53	11,273,025	5.40	4.927	734	212,699	70.85	100.00
Total:	**948**	**$208,653,088**	**100.00%**	**5.147%**	**730**	**$220,098**	**74.55%**	**46.76%**

Adjustment Type

Adjustment Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
ARM	948	$208,653,088	100.00%	5.147%	730	$220,098	74.55%	46.76%
Total:	**948**	**$208,653,088**	**100.00%**	**5.147%**	**730**	**$220,098**	**74.55%**	**46.76%**

State Distributions of Mortgaged Properties

Geographic Distribution	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Alabama	2	$291,400	0.14%	5.229%	671	$145,700	77.16%	100.00%
Arizona	95	16,909,415	8.10	5.220	728	177,994	78.44	66.68
Arkansas	1	131,000	0.06	4.625	749	131,000	95.00	100.00
California	433	111,818,651	53.59	5.171	732	258,242	72.35	35.58
Colorado	56	10,355,960	4.96	5.045	731	184,928	77.03	55.56
Connecticut	2	439,200	0.21	4.722	689	219,600	80.00	100.00
Delaware	2	257,000	0.12	5.324	752	128,500	69.89	59.14
Florida	54	9,744,250	4.67	5.133	722	180,449	77.94	54.74
Georgia	4	622,750	0.30	5.028	718	155,688	75.07	84.91
Illinois	36	7,488,950	3.59	5.099	733	208,026	76.66	37.54
Indiana	1	120,650	0.06	5.625	722	120,650	95.00	0.00
Iowa	1	74,600	0.04	4.500	633	74,600	73.50	100.00
Kansas	1	50,800	0.02	5.500	688	50,800	79.38	100.00
Maryland	6	1,433,250	0.69	4.998	710	238,875	64.36	29.36
Massachusetts	12	2,769,500	1.33	5.307	744	230,792	71.49	64.52
Michigan	1	136,000	0.07	4.750	724	136,000	80.00	100.00
Minnesota	21	3,486,550	1.67	5.007	727	166,026	79.00	62.37
Missouri	2	147,000	0.07	5.525	708	73,500	82.20	56.05
Montana	2	426,400	0.20	5.040	811	213,200	80.00	100.00
Nevada	31	6,802,067	3.26	5.157	722	219,422	74.11	43.66
New Hampshire	4	833,400	0.40	5.184	717	208,350	80.49	74.08
New Jersey	6	1,356,750	0.65	4.965	712	226,125	73.73	76.59
New York	11	2,565,700	1.23	5.072	725	233,245	73.52	49.23
North Carolina	17	3,222,225	1.54	5.008	737	189,543	72.90	58.96
Ohio	1	172,000	0.08	5.250	747	172,000	80.00	0.00
Oklahoma	2	223,300	0.11	5.470	718	111,650	85.23	0.00
Oregon	4	688,020	0.33	5.089	696	172,005	79.99	51.16
Pennsylvania	4	594,750	0.29	4.835	695	148,688	69.83	25.56
Tennessee	2	404,000	0.19	5.366	686	202,000	82.32	100.00
Texas	52	8,441,200	4.05	5.103	727	162,331	78.36	80.22
Utah	4	453,700	0.22	5.317	711	113,425	80.50	100.00
Virginia	7	1,857,150	0.89	5.184	729	265,307	74.12	100.00
Washington	52	11,666,900	5.59	5.109	735	224,363	78.83	49.65
Wisconsin	19	2,668,600	1.28	4.995	725	140,453	80.57	87.83
Total:	**948**	**$208,653,088**	**100.00%**	**5.147%**	**730**	**$220,098**	**74.55%**	**46.76%**

(1) No more than approximately 1.40% of the Mortgage Loans will be secured by mortgaged properties located in any one zip code.

Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
50.00% or less	37	$8,446,200	4.05%	5.010%	747	$228,276	40.14%	29.70%
50.01% to 55.00%	27	5,525,100	2.65	4.998	732	204,633	52.85	35.70
55.01% to 60.00%	40	9,285,350	4.45	4.972	732	232,134	57.76	20.77
60.01% to 65.00%	62	15,279,485	7.32	4.974	736	246,443	63.36	27.49
65.01% to 70.00%	51	11,695,625	5.61	5.036	719	229,326	68.26	53.44
70.01% to 75.00%	85	20,359,444	9.76	5.232	725	239,523	73.98	51.84
75.01% to 80.00%	594	127,952,932	61.32	5.177	730	215,409	79.77	50.90
80.01% to 85.00%	11	2,620,635	1.26	5.432	720	238,240	84.50	21.75
85.01% to 90.00%	26	4,884,617	2.34	5.416	719	187,870	89.87	56.48
90.01% to 95.00%	15	2,603,700	1.25	5.098	720	173,580	94.71	65.15
Total:	**948**	**$208,653,088**	**100.00%**	**5.147%**	**730**	**$220,098**	**74.55%**	**46.76%**

As of the Cut-off Date, the Original Loan-to-Value Ratios of the Mortgage Loans ranged from 12.76% to 95.00%.

Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Purchase	565	$121,292,823	58.13%	5.158%	738	$214,678	78.15%	44.54%
Refinance - Cashout	224	53,147,700	25.47	5.171	718	237,267	69.79	49.98
Refinance - Rate Term	159	34,212,565	16.40	5.069	720	215,173	69.15	49.63
Total:	**948**	**$208,653,088**	**100.00%**	**5.147%**	**730**	**$220,098**	**74.55%**	**46.76%**

Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Single Family	582	$129,477,574	62.05%	5.132%	728	$222,470	74.17%	44.28%
Townhouse	4	668,120	0.32	5.242	736	167,030	79.81	63.49
Condominium	117	25,160,499	12.06	5.209	739	215,047	75.65	38.26
Two- to Four-Family	30	8,285,875	3.97	5.478	733	276,196	74.12	38.61
Planned Unit Development	215	45,061,020	21.60	5.093	730	209,586	75.01	59.89
Total:	**948**	**$208,653,088**	**100.00%**	**5.147%**	**730**	**$220,098**	**74.55%**	**46.76%**

Documentation

Documentation	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Full Documentation	475	$97,572,572	46.76%	5.050%	727	$205,416	76.20%	100.00%
Stated Income	391	92,608,531	44.38	5.260	732	236,850	76.12	0.00
No Documentation	60	13,556,900	6.50	5.045	735	225,948	56.09	0.00
No Ratio	22	4,915,085	2.36	5.220	734	223,413	63.07	0.00
Total:	**948**	**$208,653,088**	**100.00%**	**5.147%**	**730**	**$220,098**	**74.55%**	**46.76%**

Occupancy

Occupancy	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Primary	774	$172,304,476	82.58%	5.108%	727	$222,616	75.49%	48.88%
Investment	136	28,774,427	13.79	5.353	743	211,577	68.39	32.63
Second Home	38	7,574,185	3.63	5.247	751	199,321	76.52	52.22
Total:	**948**	**$208,653,088**	**100.00%**	**5.147%**	**730**	**$220,098**	**74.55%**	**46.76%**

The information set forth above with respect to occupancy is based upon representations of the related mortgagors at the time of origination.

Mortgage Loans Age Summary

Mortgage Loans Age (Months)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
0	929	$205,201,053	98.35%	5.148%	730	$220,884	74.46%	46.47%
1	4	601,900	0.29	4.844	731	150,475	81.27	100.00
2	3	503,750	0.24	5.507	694	167,917	79.10	100.00
3	3	499,000	0.24	5.107	742	166,333	70.45	27.25
4	2	328,700	0.16	4.994	690	164,350	79.70	100.00
5	6	1,198,685	0.57	4.948	705	199,781	82.00	26.71
6	1	320,000	0.15	5.375	709	320,000	80.00	100.00
Total:	**948**	**$208,653,088**	**100.00%**	**5.147%**	**730**	**$220,098**	**74.55%**	**46.76%**

As of the Cut-off Date, the weighted average age of the Mortgage Loans was approximately 0 months.

Original Prepayment Penalty Term

Original Prepayment Penalty Term	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
None	805	$179,938,875	86.24%	5.143%	730	$223,527	74.15%	46.49%
36 Months	143	28,714,213	13.76	5.170	727	200,799	77.00	48.49
Total:	**948**	**$208,653,088**	**100.00%**	**5.147%**	**730**	**$220,098**	**74.55%**	**46.76%**

The weighted average prepayment penalty term at origination with respect to the Mortgage Loans having prepayment penalties is approximately 36 months.

Credit Scores

Range of Credit Scores	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
623 to 625	1	$199,920	0.10%	5.500%	623	$199,920	80.00%	100.00%
626 to 650	13	2,348,800	1.13	5.186	641	180,677	76.84	100.00
651 to 675	93	19,873,420	9.52	5.261	666	213,693	75.42	62.55
676 to 700	118	26,160,140	12.54	5.226	689	221,696	75.29	54.19
701 to 725	222	47,784,480	22.90	5.163	714	215,245	75.36	41.81
726 to 750	188	41,524,870	19.90	5.106	738	220,877	74.56	36.44
751 to 775	186	43,141,320	20.68	5.142	762	231,943	73.95	41.93
776 to 800	104	22,583,888	10.82	4.986	786	217,153	72.46	53.99
801 to 813	23	5,036,250	2.41	5.193	807	218,967	72.65	60.06
Total:	**948**	**$208,653,088**	**100.00%**	**5.147%**	**730**	**$220,098**	**74.55%**	**46.76%**

The Credit Scores of the Mortgage Loans that were scored as of the Cut-off Date ranged from 623 to 813 and the weighted average Credit Score of the Mortgage Loans that were scored as of the Cut-off Date was approximately 730.

Gross Margins

Range of Gross Margins	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
1.501% to 2.000%	3	$604,367	0.29%	4.091%	780	$201,456	82.75%	100.00%
2.001% to 2.500%	850	187,425,816	89.83	5.194	730	220,501	74.59	40.73
2.501% to 3.000%	95	20,622,905	9.88	4.747	732	217,083	73.89	100.00
Total:	**948**	**$208,653,088**	**100.00%**	**5.147%**	**730**	**$220,098**	**74.55%**	**46.76%**

As of the Cut-off Date, the Gross Margins for the Adjustable Rate Mortgage Loans ranged from 2.000% per annum to 2.875% per annum and the weighted average Gross Margin of the Adjustable Rate Mortgage Loans was approximately 2.299% per annum.

Maximum Mortgage Rates

Range of Maximum Mortgage Rates	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
4.001% to 4.500%	1	$280,750	0.13%	4.500%	760	$280,750	80.00%	0.00%
4.501% to 5.000%	2	532,800	0.26	4.875	738	266,400	80.00	100.00
7.501% to 8.000%	1	199,150	0.10	6.000	704	199,150	94.99	0.00
9.001% to 9.500%	6	1,188,867	0.57	4.373	728	198,145	72.89	100.00
9.501% to 10.000%	50	11,631,425	5.57	4.749	739	232,629	71.54	100.00
10.001% to 10.500%	78	17,113,010	8.20	4.595	728	219,398	72.85	76.64
10.501% to 11.000%	265	58,282,532	27.93	4.866	739	219,934	72.87	42.30
11.001% to 11.500%	403	89,752,894	43.02	5.305	728	222,712	74.75	40.48
11.501% to 12.000%	123	26,003,390	12.46	5.687	716	211,410	78.73	36.42
12.001% to 12.500%	16	3,205,270	1.54	6.257	722	200,329	82.72	7.49
16.001% to 16.500%	2	325,400	0.16	4.186	776	162,700	78.81	83.65
16.501% to 17.000%	1	137,600	0.07	4.875	703	137,600	80.00	100.00
Total:	**948**	**$208,653,088**	**100.00%**	**5.147%**	**730**	**$220,098**	**74.55%**	**46.76%**

As of the Cut-off Date, the Maximum Mortgage Rates for the Adjustable Rate Mortgage Loans ranged from 4.500% per annum to 16.875% per annum and the weighted average Maximum Mortgage Rate of the Adjustable Rate Mortgage Loans was approximately 11.062% per annum.

Next Rate Adjustment Date

Next Rate Adjustment Date	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
November 2004	5	$1,237,900	0.59%	4.994%	713	$247,580	74.73%	30.07%
February 2005	2	431,400	0.21	4.540	739	215,700	80.00	100.00
April 2005	9	2,025,717	0.97	4.512	749	225,080	75.65	78.74
May 2005	1	53,200	0.03	4.500	731	53,200	72.88	0.00
June 2007	1	136,000	0.07	4.750	724	136,000	80.00	100.00
July 2007	1	119,250	0.06	5.875	739	119,250	90.00	100.00
September 2007	4	808,900	0.39	5.146	738	202,225	75.64	71.08
October 2007	312	69,759,486	33.43	4.965	729	223,588	75.35	42.53
November 2007	54	12,979,560	6.22	4.964	737	240,362	76.32	32.06
March 2009	1	320,000	0.15	5.375	709	320,000	80.00	100.00
April 2009	6	1,198,685	0.57	4.948	705	199,781	82.00	26.71
May 2009	2	328,700	0.16	4.994	690	164,350	79.70	100.00
June 2009	2	363,000	0.17	5.241	749	181,500	66.87	0.00
July 2009	2	384,500	0.18	5.393	681	192,250	75.72	100.00
August 2009	2	170,500	0.08	5.612	712	85,250	84.49	100.00
September 2009	17	2,966,650	1.42	5.653	722	174,509	78.65	48.94
October 2009	444	96,190,150	46.10	5.289	730	216,644	73.96	50.77
November 2009	82	18,901,140	9.06	5.221	733	230,502	71.48	46.04
September 2054	1	278,350	0.13	5.875	709	278,350	84.99	0.00
Total:	**948**	**$208,653,088**	**100.00%**	**5.147%**	**730**	**$220,098**	**74.55%**	**46.76%**

Mortgage Loan Characteristics

Aggregate Outstanding Principal Balance		$164,845,996	
Aggregate Original Principal Balance		$164,845,996	
Number of Mortgage Loans		362	
	Minimum	Maximum	Average (1)
Original Principal Balance	$82,400	$1,000,000	$455,376
Outstanding Principal Balance	$82,400	$1,000,000	$455,376
	Minimum	Maximum	Weighted Average (2)
Original Term (mos)	300	360	360
Stated remaining Term (mos)	300	360	360
Loan Age (mos)	0	4	0
Current Interest Rate	3.750%	6.500%	5.160%
Initial Interest Rate Cap	0.000%	6.000%	5.410%
Periodic Rate Cap	0.000%	2.000%	1.994%
Gross Margin	2.000%	2.750%	2.362%
Maximum Mortgage Rate	4.000%	12.500%	10.876%
Minimum Mortgage Rate	2.000%	2.750%	2.362%
Months to Roll	5	120	49
Original Loan-to-Value	28.00%	95.00%	74.30%
Credit Score (3)	621	816	733
	Earliest	Latest	
Maturity Date	10/01/29	11/01/34	

Lien Position	Percent of Mortgage Pool	Year of Origination	Percent of Mortgage Pool
1st Lien	100.00%	2004	100.00%
Occupancy		**Loan Purpose**	
Primary	89.79%	Purchase	58.46%
Second Home	2.73	Refinance - Rate/Term	15.47
Investment	7.48	Refinance - Cashout	26.06
Loan Type		**Property Type**	
ARM	100.00%	Single Family	67.23%
		Condominium	6.32
Amortization Type		Two- to Four-Family	5.25
Fully Amortizing	20.22%	Planned Unit Development	21.20
Interest Only	79.78		

(1) Sum of Principal Balance divided by total number of loans.

(2) Weighted by Outstanding Principal Balance.

(3) Minimum and Weighting only for loans with scores.

Mortgage Rates

Range of Mortgage Rates	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
3.501% to 4.000%	4	$1,961,800	1.19%	3.904%	731	$490,450	73.21%	77.67%
4.001% to 4.500%	28	13,568,550	8.23	4.380	746	484,591	74.10	93.48
4.501% to 5.000%	126	60,869,543	36.93	4.839	739	483,092	71.80	74.07
5.001% to 5.500%	122	52,288,272	31.72	5.322	738	428,592	76.11	30.29
5.501% to 6.000%	71	30,760,738	18.66	5.740	713	433,250	75.61	28.72
6.001% to 6.500%	11	5,397,093	3.27	6.329	696	490,645	78.29	18.82
Total:	**362**	**$164,845,996**	**100.00%**	**5.160%**	**733**	**$455,376**	**74.30%**	**51.55%**

As of the Cut-off Date, Mortgage Rates borne by the Mortgage Loans ranged from 3.750% per annum to 6.500% per annum and the weighted average Mortgage Rate of the Rate Mortgage Loans was approximately 5.160% per annum.

Remaining Months to Stated Maturity

Range of Remaining Terms (Months)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
289 to 300	1	$441,000	0.27%	4.125%	652	$441,000	90.00%	100.00%
349 to 360	361	164,404,996	99.73	5.163	733	455,416	74.25	51.42
Total:	**362**	**$164,845,996**	**100.00%**	**5.160%**	**733**	**$455,376**	**74.30%**	**51.55%**

As of the Cut-off Date, the remaining term to stated maturity of the Mortgage Loans ranged from 354 months to 360 months and the weighted average term to stated maturity of the Mortgage Loans was approximately 360 months.

Original Mortgage Loan Principal Balances

Range of Original Mortgage Loan Principal Balances	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
$50,001 to $100,000	1	$82,400	0.05%	5.375%	714	$82,400	80.00%	100.00%
$100,001 to $150,000	5	660,800	0.40	5.571	694	132,160	80.00	61.86
$150,001 to $200,000	11	2,051,600	1.24	5.591	718	186,509	81.22	71.97
$200,001 to $250,000	1	200,950	0.12	5.125	732	200,950	80.00	0.00
$250,001 to $300,000	5	1,401,552	0.85	5.242	723	280,310	76.33	21.12
$300,001 to $350,000	25	8,553,151	5.19	5.187	729	342,126	72.48	48.01
$350,001 to $400,000	93	35,237,229	21.38	5.169	736	378,895	74.66	54.76
$400,001 to $450,000	57	24,439,430	14.83	5.147	738	428,762	76.35	52.90
$450,001 to $500,000	65	30,980,940	18.79	5.234	733	476,630	75.43	38.45
$500,001 to $550,000	35	18,353,444	11.13	5.089	725	524,384	76.03	51.26
$550,001 to $600,000	24	13,913,230	8.44	5.045	730	579,718	68.89	57.94
$600,001 to $650,000	20	12,750,670	7.73	5.158	743	637,534	75.66	54.69
$650,001 to $700,000	7	4,773,000	2.90	4.861	737	681,857	68.71	85.54
$700,001 to $750,000	2	1,446,250	0.88	5.565	738	723,125	74.55	100.00
$750,001 to $800,000	2	1,530,000	0.93	5.506	730	765,000	74.97	49.67
$850,001 to $900,000	3	2,627,500	1.59	5.079	733	875,833	76.25	67.17
$900,001 to $950,000	1	910,000	0.55	4.875	756	910,000	65.00	0.00
$950,001 to $1,000,000	5	4,933,850	2.99	5.147	709	986,770	64.03	40.05
Total:	**362**	**$164,845,996**	**100.00%**	**5.160%**	**733**	**$455,376**	**74.30%**	**51.55%**

As of the Cut-off Date, the outstanding principal balances of the Mortgage Loans ranged from approximately $82,400 to approximately $1,000,000 and the average outstanding principal balance of the Mortgage Loans was approximately $455,376.

Product Types

Product Types	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
6 Month LIBOR ARM	9	$4,456,550	2.70%	4.178%	737	$495,172	76.86%	90.17%
3 Year/6 Month LIBOR ARM	137	64,378,061	39.05	5.270	732	469,913	75.06	20.23
3 Year/1 Year LIBOR ARM	12	5,424,700	3.29	4.424	722	452,058	74.00	100.00
3 Year/1 Year CMT ARM	13	6,347,500	3.85	4.554	762	488,269	73.91	100.00
5 Year/6 Month LIBOR ARM	101	40,794,050	24.75	5.592	720	403,901	75.06	31.17
5 Year/1 Year LIBOR ARM	23	11,233,530	6.81	4.838	732	488,414	71.22	100.00
5 Year/1 Year CMT ARM	67	32,211,605	19.54	4.886	746	480,770	72.64	100.00
Total:	**362**	**$164,845,996**	**100.00%**	**5.160%**	**733**	**$455,376**	**74.30%**	**51.55%**

Adjustment Type

Adjustment Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
ARM	362	$164,845,996	100.00%	5.160%	733	$455,376	74.30%	51.55%
Total:	362	$164,845,996	100.00%	5.160%	733	$455,376	74.30%	51.55%

State Distributions of Mortgaged Properties

Geographic Distribution	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Arizona	19	$5,524,300	3.35%	5.326%	733	$290,753	79.36%	57.92%
California	279	129,844,834	78.77	5.217	732	465,394	74.39	47.86
Colorado	8	3,423,300	2.08	4.917	737	427,913	75.96	72.05
Connecticut	4	2,218,000	1.35	4.911	726	554,500	69.44	64.38
Florida	8	2,572,400	1.56	5.315	738	321,550	68.82	22.29
Illinois	3	1,371,800	0.83	4.643	738	457,267	73.58	64.28
Maryland	2	788,000	0.48	4.900	754	394,000	72.81	100.00
Massachusetts	5	3,094,700	1.88	4.782	732	618,940	68.81	100.00
Nevada	5	1,932,112	1.17	5.600	727	386,422	80.33	41.86
New Jersey	5	2,690,000	1.63	4.531	756	538,000	69.18	83.72
New York	11	5,635,250	3.42	4.814	735	512,295	69.96	44.03
North Carolina	1	440,800	0.27	4.000	709	440,800	80.00	100.00
Pennsylvania	1	425,000	0.26	5.250	694	425,000	85.00	100.00
Texas	3	1,337,000	0.81	4.715	726	445,667	79.36	60.81
Utah	1	885,000	0.54	4.875	691	885,000	73.75	100.00
Virginia	2	784,000	0.48	4.804	739	392,000	80.00	100.00
Washington	4	1,513,500	0.92	4.775	760	378,375	80.00	75.47
Wisconsin	1	366,000	0.22	4.500	767	366,000	69.06	100.00
Total:	362	$164,845,996	100.00%	5.160%	733	$455,376	74.30%	51.55%

(1) No more than approximately 1.37% of the Mortgage Loans will be secured by mortgaged properties located in any one zip code.

Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
50.00% or less	14	$6,847,350	4.15%	4.953%	740	$489,096	41.55%	43.75%
50.01% to 55.00%	5	2,370,000	1.44	5.074	705	474,000	53.02	44.09
55.01% to 60.00%	10	5,187,501	3.15	4.972	762	518,750	58.70	56.68
60.01% to 65.00%	33	16,239,595	9.85	4.978	731	492,109	63.72	42.61
65.01% to 70.00%	21	9,849,300	5.97	5.294	718	469,014	68.46	49.05
70.01% to 75.00%	42	21,906,980	13.29	5.238	718	521,595	73.97	49.76
75.01% to 80.00%	226	98,409,827	59.70	5.172	738	435,442	79.68	54.42
80.01% to 85.00%	2	898,093	0.54	5.843	710	449,047	85.00	47.32
85.01% to 90.00%	7	2,553,800	1.55	5.404	694	364,829	90.00	30.92
90.01% to 95.00%	2	583,550	0.35	5.372	685	291,775	94.99	100.00
Total:	**362**	**$164,845,996**	**100.00%**	**5.160%**	**733**	**$455,376**	**74.30%**	**51.55%**

As of the Cut-off Date, the Original Loan-to-Value Ratios of the Mortgage Loans ranged from 28.00% to 95.00%.

Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Purchase	218	$96,372,051	58.46%	5.145%	742	$442,074	78.10%	47.09%
Refinance - Cashout	90	42,966,195	26.06	5.301	716	477,402	70.94	46.60
Refinance - Rate Term	54	25,507,750	15.47	4.979	728	472,366	65.56	76.74
Total:	**362**	**$164,845,996**	**100.00%**	**5.160%**	**733**	**$455,376**	**74.30%**	**51.55%**

Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Single Family	246	$110,825,931	67.23%	5.149%	734	$450,512	73.89%	50.74%
Condominium	25	10,412,617	6.32	5.262	735	416,505	77.75	43.03
Two- to Four-Family	19	8,655,050	5.25	5.291	738	455,529	72.03	30.23
Planned Unit Development	72	34,952,398	21.20	5.132	729	485,450	75.12	61.95
Total:	**362**	**$164,845,996**	**100.00%**	**5.160%**	**733**	**$455,376**	**74.30%**	**51.55%**

Documentation

Documentation	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Full Documentation	187	$84,978,921	51.55%	4.946%	733	$454,433	74.76%	100.00%
Stated Income	141	63,646,080	38.61	5.408	735	451,391	76.60	0.00
No Documentation	17	8,705,300	5.28	5.415	725	512,076	66.37	0.00
No Ratio	17	7,515,695	4.56	5.188	726	442,100	58.69	0.00
Total:	**362**	**$164,845,996**	**100.00%**	**5.160%**	**733**	**$455,376**	**74.30%**	**51.55%**

Occupancy

Occupancy	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Primary	321	$148,011,703	89.79%	5.141%	732	$461,096	74.85%	53.36%
Investment	29	12,332,543	7.48	5.371	747	425,260	68.01	34.96
Second Home	12	4,501,750	2.73	5.214	718	375,146	73.33	37.43
Total:	**362**	**$164,845,996**	**100.00%**	**5.160%**	**733**	**$455,376**	**74.30%**	**51.55%**

The information set forth above with respect to occupancy is based upon representations of the related mortgagors at the time of origination.

Mortgage Loans Age Summary

Mortgage Loans Age (Months)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
0	352	$159,529,426	96.77%	5.169%	733	$453,209	74.29%	50.82%
1	4	2,000,450	1.21	4.526	702	500,113	80.00	73.78
2	2	1,100,000	0.67	5.375	766	550,000	75.11	100.00
3	3	1,861,120	1.13	4.972	730	620,373	72.39	71.84
4	1	355,000	0.22	4.875	713	355,000	49.65	0.00
Total:	**362**	**$164,845,996**	**100.00%**	**5.160%**	**733**	**$455,376**	**74.30%**	**51.55%**

As of the Cut-off Date, the weighted average age of the Mortgage Loans was approximately 0 months.

Original Prepayment Penalty Term

Original Prepayment Penalty Term	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
None	304	$143,218,524	86.88%	5.134%	734	$471,114	74.03%	54.74%
36 Months	31	15,313,070	9.29	5.292	736	493,970	75.39	21.13
60 Months	27	6,314,402	3.83	5.430	709	233,867	77.54	52.97
Total:	362	$164,845,996	100.00%	5.160%	733	$455,376	74.30%	51.55%

The weighted average prepayment penalty term at origination with respect to the Mortgage Loans having prepayment penalties is approximately 43 months.

Credit Scores

Range of Credit Scores	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
621 to 625	2	$799,000	0.48%	5.658%	623	$399,500	77.74%	100.00%
626 to 650	5	2,081,560	1.26	5.564	635	416,312	69.07	100.00
651 to 675	30	15,165,750	9.20	5.438	667	505,525	71.98	31.54
676 to 700	47	20,740,446	12.58	5.251	690	441,286	76.60	61.45
701 to 725	60	25,523,548	15.48	5.282	713	425,392	75.50	49.76
726 to 750	86	40,407,582	24.51	5.084	740	469,856	74.32	54.11
751 to 775	79	35,415,859	21.48	5.080	762	448,302	74.68	47.21
776 to 800	45	20,518,651	12.45	4.983	785	455,970	71.13	53.63
801 to 816	8	4,193,600	2.54	4.949	808	524,200	77.87	54.32
Total:	362	$164,845,996	100.00%	5.160%	733	$455,376	74.30%	51.55%

The Credit Scores of the Mortgage Loans that were scored as of the Cut-off Date ranged from 621 to 816 and the weighted average Credit Score of the Mortgage Loans that were scored as of the Cut-off Date was approximately 733.

Gross Margins

Range of Gross Margins	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
1.501% to 2.000%	5	$2,471,800	1.50%	4.014%	714	$494,360	76.43%	82.28%
2.001% to 2.500%	278	124,391,891	75.46	5.285	728	447,453	74.73	36.15
2.501% to 3.000%	79	37,982,305	23.04	4.827	749	480,789	72.74	100.00
Total:	362	$164,845,996	100.00%	5.160%	733	$455,376	74.30%	51.55%

As of the Cut-off Date, the Gross Margins for the Adjustable Rate Mortgage Loans ranged from 2.000% per annum to 2.750% per annum and the weighted average Gross Margin of the Adjustable Rate Mortgage Loans was approximately 2.362% per annum.

Maximum Mortgage Rates

Range of Maximum Mortgage Rates	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
3.501% to 4.000%	1	$440,800	0.27%	4.000%	709	$440,800	80.00%	100.00%
4.001% to 4.500%	1	492,000	0.30	4.125	738	492,000	80.00	100.00
4.501% to 5.000%	1	386,250	0.23	4.625	710	386,250	75.00	100.00
8.501% to 9.000%	1	438,000	0.27	4.000	771	438,000	49.77	0.00
9.001% to 9.500%	6	3,171,400	1.92	4.478	743	528,567	71.64	100.00
9.501% to 10.000%	72	34,937,535	21.19	4.827	744	485,244	71.45	100.00
10.001% to 10.500%	28	12,685,650	7.70	4.701	745	453,059	74.87	93.02
10.501% to 11.000%	56	26,907,958	16.32	4.867	731	480,499	72.62	41.34
11.001% to 11.500%	111	47,468,272	28.80	5.332	738	427,642	75.93	23.21
11.501% to 12.000%	74	32,521,038	19.73	5.614	716	439,473	75.88	32.58
12.001% to 12.500%	11	5,397,093	3.27	6.329	696	490,645	78.29	18.82
Total:	**362**	**$164,845,996**	**100.00%**	**5.160%**	**733**	**$455,376**	**74.30%**	**51.55%**

As of the Cut-off Date, the Maximum Mortgage Rates for the Adjustable Rate Mortgage Loans ranged from 4.000% per annum to 12.500% per annum and the weighted average Maximum Mortgage Rate of the Adjustable Rate Mortgage Loans was approximately 10.876% per annum.

Next Rate Adjustment Date

Next Rate Adjustment Date	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
February 2005	2	$1,100,800	0.67%	3.925%	706	$550,400	80.00%	100.00%
March 2005	2	886,250	0.54	4.484	743	443,125	77.82	100.00
April 2005	4	2,031,500	1.23	4.220	745	507,875	80.58	100.00
October 2005	1	500,000	0.30	4.125	775	500,000	60.98	100.00
August 2007	1	524,450	0.32	5.000	692	524,450	80.00	0.00
September 2007	1	375,000	0.23	5.375	761	375,000	72.12	0.00
October 2007	139	66,105,304	40.10	5.163	732	475,578	74.76	31.41
November 2007	19	8,188,200	4.97	5.094	747	430,958	76.26	43.16
May 2009	1	355,000	0.22	4.875	713	355,000	49.65	0.00
June 2009	3	1,861,120	1.13	4.972	730	620,373	72.39	71.84
July 2009	2	1,100,000	0.67	5.375	766	550,000	75.11	100.00
August 2009	1	375,200	0.23	5.625	703	375,200	80.00	100.00
October 2009	149	64,113,676	38.89	5.256	731	430,293	73.91	64.25
November 2009	36	16,891,496	10.25	5.110	736	469,208	73.12	71.96
September 2014	1	438,000	0.27	4.000	771	438,000	49.77	0.00
Total:	**362**	**$164,845,996**	**100.00%**	**5.160%**	**733**	**$455,376**	**74.30%**	**51.55%**

Assumed Mortgage Pools

Group 1 Mortgage Loans

Current Balance ($)	Mortgage Rate(%)	Net Mortgage Rate(%)	Original Term (months)	Remaining Term (months)	Original Amortization Term (months)	Remaining Amortization Term (months)	Original Interest Only Term (months)	Remaining Interest Only Term (months)	Gross Margin(%)	Initial Rate Change Cap(%)	Periodic Cap(%)	Maximum Rate(%)	Minimum Rate(%)	Rate Change Frequency (months)	Number of Months Until Next Rate Adjustment Date	Index	Original Months to Prepayment Penalty Expiration
2,479,300.00	4.407	3.907	360	360	360	360	0	0	2.250	2.000	2.000	10.407	2.250	12	36	1 Yr LIBOR	0
1,751,100.00	4.768	4.268	360	359	360	359	0	0	2.750	2.000	2.000	10.768	2.750	12	35	1 Yr CMT	0
9,388,520.00	5.033	4.533	360	360	360	360	0	0	2.250	6.000	2.000	11.033	2.250	6	36	6 Mo LIBOR	0
2,746,478.00	4.890	4.390	360	360	360	360	0	0	2.250	6.000	2.000	10.890	2.250	6	36	6 Mo LIBOR	36
7,206,650.00	4.992	4.492	360	360	360	360	0	0	2.250	4.127	2.000	10.283	2.250	12	52	1 Yr LIBOR	0
3,692,825.00	4.916	4.416	360	360	360	360	0	0	2.750	4.670	2.000	10.026	2.750	12	60	1 Yr CMT	0
18,193,890.00	5.269	4.769	360	360	360	360	0	0	2.250	6.000	2.000	11.269	2.250	6	60	6 Mo LIBOR	0
1,961,650.00	5.186	4.686	360	360	360	360	0	0	2.250	6.000	2.000	11.186	2.250	6	60	6 Mo LIBOR	36
2,248,717.00	4.446	3.946	360	360	240	240	120	120	2.396	1.000	1.000	10.066	2.396	6	6	6 Mo LIBOR	0
7,148,380.00	4.447	3.947	360	360	324	324	36	36	2.750	2.000	2.000	10.447	2.750	12	36	1 Yr CMT	0
49,053,238.00	5.061	4.561	360	360	265	265	95	95	2.250	6.000	2.000	11.061	2.250	6	36	6 Mo LIBOR	0
9,267,880.00	4.979	4.479	360	360	274	274	86	86	2.250	6.000	2.000	10.979	2.250	6	36	6 Mo LIBOR	36
7,580,200.00	4.933	4.433	360	360	300	300	60	60	2.735	5.000	2.000	9.933	2.735	12	60	1 Yr CMT	0
71,196,055.00	5.359	4.859	360	360	265	265	95	95	2.250	6.000	2.000	11.359	2.250	6	59	6 Mo LIBOR	0
14,738,205.00	5.340	4.840	360	360	275	275	85	84	2.250	6.000	2.000	11.286	2.250	6	70	6 Mo LIBOR	36

Group 2 Mortgage Loans

Current Balance ($)	Mortgage Rate(%)	Net Mortgage Rate(%)	Original Term (months)	Remaining Term (months)	Original Amortization Term (months)	Remaining Amortization Term (months)	Original Interest Only Term (months)	Remaining Interest Only Term (months)	Gross Margin(%)	Initial Rate Change Cap(%)	Periodic Cap(%)	Maximum Rate(%)	Minimum Rate(%)	Rate Change Frequency (months)	Number of Months Until Next Rate Adjustment Date	Index	Original Months to Prepayment Penalty Expiration
5,424,700.00	4.424	3.924	360	360	360	360	0	0	2.250	2.000	2.000	10.424	2.250	12	36	1 Yr LIBOR	0
697,000.00	4.688	4.188	360	360	360	360	0	0	2.750	2.000	2.000	10.688	2.750	12	36	1 Yr CMT	0
5,575,770.00	5.242	4.742	360	360	360	360	0	0	2.250	6.000	2.000	11.242	2.250	6	36	6 Mo LIBOR	0
420,000.00	5.500	5.000	360	360	360	360	0	0	2.250	6.000	2.000	11.500	2.250	6	36	6 Mo LIBOR	36
637,052.00	4.932	4.432	360	360	360	360	0	0	2.250	6.000	2.000	10.932	2.250	6	36	6 Mo LIBOR	60
11,233,530.00	4.838	4.338	360	360	360	360	0	0	2.250	5.000	2.000	9.838	2.250	12	60	1 Yr LIBOR	0
2,435,400.00	5.236	4.736	360	360	360	360	0	0	2.750	5.000	2.000	10.236	2.750	12	60	1 Yr CMT	0
4,953,950.00	5.655	5.155	360	360	360	360	0	0	2.250	6.000	2.000	11.655	2.250	6	60	6 Mo LIBOR	0
1,540,000.00	5.447	4.947	360	360	360	360	0	0	2.250	6.000	2.000	11.447	2.250	6	61	6 Mo LIBOR	36
414,800.00	5.586	5.086	360	360	360	360	0	0	2.250	6.000	2.000	11.586	2.250	6	60	6 Mo LIBOR	60
4,456,550.00	4.178	3.678	354	353	234	234	120	119	2.131	1.000	1.000	9.405	2.131	6	16	6 Mo LIBOR	0
5,650,500.00	4.538	4.038	360	360	326	326	34	34	2.750	2.000	2.000	10.538	2.750	12	34	1 Yr CMT	0
46,308,039.00	5.285	4.785	360	360	257	257	103	103	2.250	6.000	2.000	11.285	2.250	6	36	6 Mo LIBOR	0
10,137,450.00	5.197	4.697	360	360	249	249	111	111	2.250	6.000	2.000	11.197	2.250	6	36	6 Mo LIBOR	36
1,299,750.00	5.535	5.035	360	360	287	287	73	73	2.250	6.000	2.000	11.535	2.250	6	36	6 Mo LIBOR	60
29,776,205.00	4.857	4.357	360	360	300	300	60	60	2.740	5.000	2.000	9.857	2.740	12	60	1 Yr CMT	0
26,706,880.00	5.620	5.120	360	360	259	259	101	101	2.250	6.000	2.000	11.620	2.250	6	60	6 Mo LIBOR	0
3,215,620.00	5.490	4.990	360	360	275	275	85	85	2.250	6.000	2.000	11.490	2.250	6	60	6 Mo LIBOR	36
3,962,800.00	5.460	4.960	360	360	272	272	88	88	2.250	6.000	2.000	11.460	2.250	6	60	6 Mo LIBOR	60